Exhibit 99.3

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US dollars)

	Note		Unaudited June 30, 2009	December 31, 2008
			$	$
ASSETS
Current assets:
Cash and cash equivalents			301,383	117,989
Gold bullion (market value $93,449 ; December 31, 2008: $151,079)	5		40,408	70,191
Receivables and other			67,257	64,163
Inventories	6		124,040	92,801

			533,088	345,144
Other long-term assets			108,294	105,235
Working interests			152,108	153,171
Royalty interests			29,734	30,801
Mining assets			1,005,070	1,004,913
Exploration and development			642,414	158,331
Goodwill			345,294	342,046
Other intangible assets			10,516	12,045

			2,826,518	2,151,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities			146,433	146,668
Dividends payable			—	17,740
Credit facility			40,000	50,000
Current portion of long-term liabilities			11,962	25,291

			198,395	239,699

Long-term liabilities:
Debt			5,235	5,467
Future income and mining tax liability			213,594	159,739
Asset retirement obligations			72,208	70,490
Other long-term liabilities			7,129	6,239

			298,166	241,935

Non-controlling interests			18,195	14,386

Shareholders’ equity:
Common shares	8	(b)	2,184,021	1,655,755
Warrants	8	(g)	148	—
Contributed surplus			38,224	39,242
Retained earnings			118,523	21,897
Accumulated other comprehensive loss	9		(29,154)	(61,228)

			2,311,762	1,655,666

			2,826,518	2,151,686

Commitment and Contingencies (note 14)

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited; Expressed in thousands of US dollars, except per share amounts)

			Three months ended June 30,		Six months ended June 30,
	Note		2009	2008	2009	2008
			$	$	$	$
Revenues			225,243	225,098	413,859	433,050

Expenses:
Mining costs, excluding depreciation, depletion and amortization			108,569	120,199	197,819	228,283
Depreciation, depletion and amortization			38,997	47,207	71,054	87,892

			147,566	167,406	268,873	316,175

			77,677	57,692	144,986	116,875
Earnings from working interests			8,924	9,188	14,865	20,081

			86,601	66,880	159,851	136,956

Other:
Corporate administration			15,509	9,987	26,544	18,576
Exploration			10,665	7,991	17,252	15,960
Impairment charge	10		9,255	—	9,255	—
Interest expense			401	48	877	147
Foreign exchange loss (gain)			(21,566)	1,590	(13,353)	1,782
Derivative loss (gain)	11		(8,033)	503	(4,858)	(981)
Gain on sale of gold bullion	5		—	—	(36,628)	—
Other			(99)	(8,417)	1,944	(8,344)

			6,132	11,702	1,033	27,140
Non-controlling interests			2,299	782	3,809	1,644

			8,431	12,484	4,842	28,784

Earnings before income and mining taxes			78,170	54,396	155,009	108,172

Income and mining taxes:
Current taxes			20,893	15,402	41,007	31,643
Future taxes			13,154	5,723	17,376	8,885

			34,047	21,125	58,383	40,528

Net earnings			44,123	33,271	96,626	67,644

Weighted average number of common shares outstanding (in thousands)	8	(i)
Basic			365,779	295,605	338,093	295,214
Diluted			367,058	295,772	339,186	295,433

Basic net earnings per share			0.12	0.11	0.29	0.23
Diluted net earnings per share			0.12	0.11	0.28	0.23

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; Expressed in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
COMPREHENSIVE INCOME
Net earnings	44,123	33,271	96,626	67,644

Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations	44,171	1,229	26,603	(6,993)

Change in unrealized gain (loss) on available-for-sale financial assets
Unrealized gain (loss)	5,790	161	6,563	(366)
Income tax impact	(867)	18	(1,132)	130

	4,923	179	5,431	(236)

Reversal of unrealized loss following the impairment of available-for-sale financial assets
Unrealized loss	48	—	48	—
Income tax impact	(8)	—	(8)	—

	40	—	40	—

Total other comprehensive income (loss), net of tax	49,134	1,408	32,074	(7,229)

Comprehensive income	93,257	34,679	128,700	60,415

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited; Expressed in thousands of US dollars)

		Six months ended June 30,
	Note	2009	2008
		$	$
COMMON SHARES
Balance, beginning of period		1,655,755	1,633,119
Issuance of shares, net of issue costs		528,266	22,366

Balance, end of period	8(b)	2,184,021	1,655,485

WARRANTS
Balance, beginning of period		—	—
Warrants issued on acquisition of Orezone	4	148	—

Balance, end of period	8(g)	148	—

CONTRIBUTED SURPLUS
Balance, beginning of period		39,242	44,425
Options issued on acquisition of Orezone	4	684	—
Exercise of options		(3,961)	(8,206)
Share bonus plan		(809)	—
Stock-based compensation		3,068	938

Balance, end of period		38,224	37,157

RETAINED EARNINGS
Balance, beginning of period		21,897	49,553
Net earnings		96,626	67,644

Balance, end of period		118,523	117,197

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period		(61,228)	24,219
Other comprehensive income (loss) of the period		32,074	(7,229)

Balance, end of period	9	(29,154)	16,990

TOTAL SHAREHOLDERS’ EQUITY		2,311,762	1,826,829

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; Expressed in thousands of US dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2009	2008	2009	2008
		$	$	$	$
Operating activities:
Net earnings		44,123	33,271	96,626	67,644
Disbursement to asset retirement obligations		(257)	(2,315)	(2,113)	(3,900)
Settlement of forward sales liability		—	—	(3,617)	—
Items not affecting cash:
Earnings from working interests		(8,924)	(9,188)	(14,865)	(20,081)
Depreciation, depletion and amortization		38,997	47,207	71,054	87,892
Impairment charge	10	9,255	—	9,255	—
Amortization of forward sales liability		(4,859)	(4,428)	(9,532)	(8,771)
Future income and mining taxes		13,154	5,723	17,376	8,885
Stock-based compensation	8(f)	1,664	460	3,068	938
Unrealized derivative loss (gain)	11	(5,963)	503	(2,788)	(981)
Gain on sale of gold bullion	5	—	—	(36,628)	—
Non-controlling interests		2,299	782	3,809	1,644
Foreign exchange loss (gain)		(21,562)	(50)	(14,056)	272
Other		1,013	(1,519)	2,861	805
Change in non-cash working capital		(30,080)	(25,635)	(20,286)	(16,473)

		38,860	44,811	100,164	117,874

Investing activities:
Acquisitions		(30)	—	(3,301)	—
Investments		(10,939)	(3,335)	(10,939)	(5,105)
Payments from working interests		6,645	—	—	—
Restricted cash		—	—	5,311	(6,755)
Mining assets		(32,672)	(31,541)	(52,324)	(59,641)
Exploration and development		(111,458)	(2,402)	(151,531)	(5,339)
Long-term ore stockpiles		(2,456)	(1,967)	(5,219)	(8,448)
Net proceeds (acquisitions) of other assets		(1,370)	1,783	(1,346)	1,881
Proceeds from sale of gold bullion	5	—	—	66,411	—

		(152,280)	(37,462)	(152,938)	(83,407)

Financing activities:
Proceeds from loan		12,000	—	72,000	—
Repayment of debt		(12,000)	(18)	(126,021)	(4,027)
Issue of common shares, net of issue costs		21,572	180	293,873	14,161
Dividends paid		—	—	(17,740)	(17,625)

		21,572	162	222,112	(7,491)

Impact of foreign exchange on cash and cash equivalents		21,562	50	14,056	(272)

Net increase (decrease) in cash and cash equivalents		(70,286)	7,561	183,394	26,704
Cash and cash equivalents, beginning of period		371,669	132,408	117,989	113,265

Cash and cash equivalents, end of period		301,383	139,969	301,383	139,969

Interest paid		361	32	837	96
Income and mining taxes paid		24,034	11,057	19,052	15,071

See the accompanying notes which are an integral part of these unaudited interim consolidated financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is engaged in the exploration, development and operation of gold mining properties and the operation of a niobium mine. The consolidated financial statements of IAMGOLD are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). They have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies mentioned in note 2 below. The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

Certain 2008 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2009.

2.	CHANGES IN ACCOUNTING POLICIES

(a)	Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062 – Goodwill and other intangible assets with Section 3064 – Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Accounting for goodwill and intangible assets following a business combination remains unchanged. Section 3064 gives guidance about internally generated intangible assets. This section applies to fiscal years beginning on or after October 1, 2008. The adoption of this new standard did not have any impact on the Company’s consolidated financial statements in 2009.

(b)	Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have any impact on the Company’s financial statements.

(c)	Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs. The EIC provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have any impact on the Company’s financial statements.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

3.	FUTURE ACCOUNTING POLICIES

Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; and Section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R - Business Combinations.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - Consolidated and separate financial statements.

4.	ACQUISITIONS

Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). The principal asset of Orezone is a 90% interest in the Essakane gold project, (the “Essakane project”). Prior to the 100% acquisition of Orezone, other exploration properties that were not related to the Essakane project were spun out into a new exploration company, Orezone Gold Corporation (“Orezone Gold”), a new public company. Pursuant to the transaction, the Company acquired all of the remaining outstanding common shares of Orezone. The holders of common shares of Orezone received for each share 0.08 of an IAMGOLD common share and 0.125 of a common share of Orezone Gold. As a result of the transaction, IAMGOLD holds roughly 16.6% of Orezone Gold.

In accordance with Canadian GAAP, CICA Section 1581, Business Combinations, this transaction does not meet the definition of a business combination as the primary asset (Essakane project) has not commenced planned principal operations and is in the development stage. Consequently, the transaction has been recorded as an acquisition of an asset.

On February 25, 2009, a total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone. The value was determined based on the market value of the IAMGOLD shares at the closing date of the transaction.

The Company’s private placement in Orezone acquired on December 31, 2008, for a gross consideration of $16,420,000, was accounted for using the equity method of accounting within working interests, for the period between the acquisition date and February 25, 2009. During this period, the Company recognized an equity loss of $491,000. In conjunction with the Orezone Gold spin off, an amount of $3,416,000 which represents the Company’s 16.6% interest in Orezone Gold, was reclassified out of working interests into marketable securities. The Company’s investment in Orezone Gold has been designated as an available-for-sale marketable securities. The remaining private placement balance of $12,513,000 has been included as part of consideration for the transaction.

Also included as part of consideration were the issuance of options and warrants of IAMGOLD and a cash subscription of $3,975,000 into the shares of Orezone Essakane (BVI) Limited, a wholly owned subsidiary of Orezone. The total purchase price was $238,105,000 including transaction costs of $5,369,000 less cash and cash equivalents acquired of $5,319,000.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

The purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value. The excess of the amounts assigned to the acquired assets over the consideration paid was allocated on a pro rata basis to reduce the values assigned to mining assets and exploration and development assets acquired. The future tax liability attributable to the asset acquisition was calculated using the appropriate method in order to allocate the purchase price to the assets and the related future tax liability.

The determination of fair value required management to make assumptions and estimates about the fair values which generally require a high degree of judgment and include future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair values could have an impact on the allocation of the fair value to balance sheet items and on future results.

Assets acquired and liabilities assumed	$
Current assets	2,414
Other long-term assets	18
Exploration and development	339,241
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(40,279)

238,105

Consideration paid
Issuance of shares	220,735
Initial private placement investment	12,513
Additional subscription	3,975
Options issued	684
Warrants	148
Transaction costs	5,369
Less: Cash and cash equivalents acquired	(5,319)

238,105

Investment in Oromin Explorations Ltd.

In June 2009, the Company acquired 16,088,636 common shares at C$0.70 per share for a total investment of $10,316,000 (C$11,262,000) representing 17% of issued and outstanding shares of Oromin Explorations Ltd. (“Oromin”). Oromin is a TSX listed company with joint venture interest in a property covering a large landholding in close proximity to the Sabodala mine in Senegal. The Company acquired these common shares for investment purposes. This investment is classified as available-for-sale marketable securities (included in other long-term assets).

5.	GOLD BULLION

			June 30, 2009	December 31, 2008
Ounces held	(oz	)	99,999	173,704
Weighted average acquisition cost	($/oz	)	404	404
Acquisition cost	(in $000s	)	40,408	70,191
End of period spot price for gold	($/oz	)	935	870
End of period market value	(in $000s	)	93,449	151,079

In the first quarter of 2009, the Company sold 73,705 ounces of its gold bullion at an average price of $901 per ounce with proceeds of $66,411,000 resulting in a gain of $36,628,000. There were no sales of gold bullion during the second quarter of 2009.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

6.	INVENTORIES

	June 30, 2009	December 31, 2008
	$	$
Gold production inventory	33,430	27,016
Niobium production inventory	13,365	10,138
Concentrate inventory	376	151
Ore stockpiles – current	22,230	8,221
Mine supplies	54,639	47,275

Inventories	124,040	92,801

7.	FINANCIAL INSTRUMENTS

Risks

The Company is subject to various financial risks, such as various credit, market and liquidity risks associated with its financial instruments, which could have a significant impact on profitability, levels of operating cash flow and financial condition. Recent financial market conditions have impacted interest rates, gold price, oil price and currency rates.

Market risk

Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Marketable securities and share market price risk

In the second quarter of 2009, an unrealized gain related to change in the quoted market value of marketable securities of $5,790,000 was recorded in other comprehensive income compared to $161,000 during the second quarter of 2008 (gain of $6,563,000 during the first half of 2009 compared to a loss of $366,000 in the first half of 2008). An impairment charge of $92,000 related to marketable securities was recorded during the second quarter of 2009.

An unrealized gain related to the change in the fair value of warrants included in marketable securities of $407,000 was recorded during the second quarter of 2009 compared to a loss of $99,000 in the second quarter of 2008 (gain of $383,000 during the first half of 2009 compared to a loss of $294,000 in the first half of 2008).

At June 30, 2009, the impact of a change of 10% in the market value of marketable securities and warrants, with all other variables held constant, the unrealized gain/loss related to changes in market value, net of income taxes, included in other comprehensive income would have changed by $2,678,000 and net earnings by $71,000.

Currency risk

Foreign exchange contracts are detailed in note 13. Following the Canadian dollar equity financing in March 2009, the Company reviewed its exposure and hedging position and reduced its position by selling its forward contracts and off-setting some of the collared option contracts. This resulted in a net realized gain of $2,070,000. The change in fair value resulted in a derivative gain of $2,587,000 during the second quarter of 2009 ($770,000 during the first half of 2009). As at June 30, 2009, the fair value of these options and the relating fair value after an increase and a decrease of 10% in exchange rates of US dollars compared to Canadian dollars, would have been as follows:

Fair value	June 30, 2009	Increase of 10%	Decrease of 10%
	$	$	$
Foreign currency derivatives	197	(743)	1,613

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk as the Canadian dollar and other currency rates fluctuate in relation to the US dollar. As the Company’s Canadian mines are considered self-sustaining foreign operations, the foreign exchange impact of translating their financial statement balances to US dollars is accounted for in accumulated other comprehensive income, as a cumulative translation adjustment, which shelters the operations from having this impact the consolidated statement of earnings until the investment is repatriated.

The Company was holding a large amount of cash in Canadian dollars at the end of June 2009 (C$245,062,000) as a result of the equity financing in March 2009. The foreign exchange gain of $21,566,000 during the second quarter of 2009 ($13,353,000 during the first half of 2009) was due to the appreciation in the value of the Canadian dollar compared to the US dollar, and the surplus of Canadian dollars. The impact of a 10% higher foreign exchange rate of the Canadian dollar against the US dollar at the end of the quarter, would have resulted in a lower foreign exchange gain before income taxes of $18,099,000. A 10% lower foreign exchange rate of the Canadian dollar against the US dollar at the end of the quarter would have impacted positively net earnings by $22,122,000.

Gold forward commitments and gold market price risk

The Company’s gold forward commitments assumed following the acquisition of Gallery Gold Limited (Mupane), and Euro Ressources are more detailed in note 13.

As at June 30, 2009, the valuation of the remaining gold forward contracts, with 7,315 ounces expiring in 2009 and 5,700 ounces expiring in January 2010, was based on a gold price of $935 per ounce, and following the assumption of an increase and a decrease of $100 per ounce, would have been as follows:

	June 30, 2009 $935/oz		Increase of $100/oz at $1,035/oz	Decrease of $100/oz at $835/oz
	Carrying value	Fair value	Fair value	Fair value
	$	$	$	$
Gold normal sales contracts	(940)	(2,200)	(2,650)	(1,750)
Derivatives - Gold forward sales	(4,068)	(4,068)	(4,925)	(3,215)

Total	(5,008)	(6,268)	(7,575)	(4,965)

Heating oil options contracts and market price risk

Hedging contracts on heating oil as at June 30, 2009 is summarized in note 13. As at June 30, 2009, the valuation of these contracts was based on a heating oil price of $2.20 per gallon with a premium of $0.30 per gallon for the 2009 consumption. The relating fair value, after an increase and a decrease of 10% per gallon, would have been as follows:

Fair value	June 30, 2009 $0.30/gallon	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil call options contracts	892	1,476	481

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

8.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Unlimited common shares

(b)	Issued and outstanding common shares

	Three months ended June 30, 2009		Six months ended June 30, 2009
	Number of Shares	Amount $	Number of Shares	Amount $
Issued and outstanding, beginning of period	365,071,796	2,155,566	295,716,675	1,655,755
Shares issued on acquisition of Orezone	—	—	28,817,244	220,735
Shares issued following the conversion of a debenture in Orezone	—	—	555,425	4,254
Public offerings, net of issue costs	—	3,748	39,445,000	273,376
Flow-through shares, net of issue costs	1,379,310	17,456	1,379,310	17,456
Exercise of options(c)	684,829	6,891	1,171,129	11,636
Share bonus and deferred share plans(d)(e)	35,375	360	86,527	809

Issued and outstanding, end of period	367,171,310	2,184,021	367,171,310	2,184,021

During the first quarter of 2009, on February 25, 2009, a total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone (note 4). The value was determined based on the market value of the IAMGOLD shares on the date of transaction. The Company also settled the convertible debenture assumed from Orezone by paying cash of $4,021,000 and issuing to the holder 555,425 common shares of IAMGOLD at a price equal to 95% of the volume weighted average price of one IAMGOLD share on the Toronto Stock Exchange for the 20 trading days prior to the date of the Orezone acquisition.

On March 26, 2009, the Company issued 39,445,000 common shares, at a price of C$8.75 per common share to raise gross proceeds of $281,474,000 (C$345,144,000). The net proceeds were $273,376,000.

During the second quarter of 2009, the Company issued 1,379,310 flow-through shares at C$14.50 per share for the Westwood project totaling $17,456,000 (C$20,000,000) which will have to be spent in 2009.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

(c)	Share options

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three and four years and expire no later than ten years from the grant date. The total number of shares reserved for the grants of share options is 20,257,401, and at June 30, 2009, 11,703,792 shares remained in reserve. Options issued on the acquisition of Repadre Capital Corporation (in 2003), Cambior (in 2006) and Orezone (in 2009) are excluded from this reserve number.

Changes in the Company’s share option plan during the second quarter and the first six months of 2009 are presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at June 30, 2009 and December 31, 2008 between US dollar and Canadian dollar were 1.1630 and 1.2180 respectively.

	Three months ended June 30, 2009		Six months ended June 30, 2009
	Options	Weighted average exercise Price (C$)	Options	Weighted average exercise Price (C$)
Outstanding, beginning of period	6,339,863	8.73	6,510,807	8.15
Granted	1,447,000	11.59	1,492,200	11.43
Assumed on acquisition of Orezone assets	—	—	367,456	17.83
Exercised	(684,829)	8.33	(1,171,129)	7.70
Forfeited	(34,625)	7.69	(131,925)	11.51

Outstanding, end of period	7,067,409	9.36	7,067,409	9.36

Exercisable, end of period			3,149,952	9.77

The fair value of the options granted has been estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions. The weighted average expected life of these options is between one and eight years depending upon the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of three or four years.

2009
Risk free interest rate	2%
Volatility	56%
Dividend	1%
Weighted average expected life of options issued (years)	4.4
Weighted average grant-date fair value ($ per share)	3.97

(d)	Share bonus plan

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. As of June 30, 2009, 381,555 shares remained in reserve.

	Three months ended June 30, 2009	Six months ended June 30, 2009
	Number	Number

Outstanding, beginning of period	40,500	86,652
Granted	4,000	9,000
Issued	(4,000)	(55,152)
Forfeited	(3,000)	(3,000)

Outstanding, end of period	37,500	37,500

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

(e)	Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of June 30, 2009, 468,625 shares remained in reserve.

	Three months ended June 30, 2009	Six months ended June 30, 2009
	Number	Number
Outstanding, beginning of period	127,000	127,000
Granted	10,000	10,000
Issued	(31,375)	(31,375)
Forfeited	(7,500)	(7,500)

Outstanding, end of period	98,125	98,125

(f)	Stock-based compensation

The Company expenses the fair value of all stock-based compensation granted.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Share options	1,342	394	2,264	791
Share bonus plan	109	13	359	94
Deferred share plan	213	53	445	53

	1,664	460	3,068	938

(g)	Warrants

On acquisition of Orezone, in the first quarter of 2009, 2,000,000 warrants were issued, exercisable for 160,000 shares of IAMGOLD at a price of C$14.79 each expiring on August 1, 2010.

(h)	Flow-through common shares

In June 2009, the Company issued 1,379,310 flow-through common shares at C$14.50 per share for $17,456,000 (C$20,000,000). The flow-through shares were raised to fund prescribed resource expenditures on the Westwood project. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. As at June 30, 2009, the remaining unspent amount was $15,123,000 (C$17,588,000). At the end of June 2009, the Company had not filed with tax authorities the documents to renounce the tax credits associated with these expenditures. The Company plans to fulfill its commitments under the subscription agreement and satisfy the requirements under applicable Canadian federal income tax legislation in future quarters. In relation to the renunciation of the tax credits, the Company will have to record a future tax liability and corresponding reduction of shareholders’ equity.

If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

(i)	Earnings per share

Basic earnings per share computation

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Numerator:
Net earnings ($)	44,123	33,271	96,626	67,644

Denominator
Weighted average common shares outstanding	365,779,216	295,605,443	338,093,416	295,214,117

Basic earnings per share ($/share)	0.12	0.11	0.29	0.23

Diluted earnings per share computation:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Numerator:
Net earnings ($)	44,123	33,271	96,626	67,644

Denominator
Weighted average common shares outstanding	365,779,216	295,605,443	338,093,416	295,214,117
Dilutive effect of employee share options	1,278,998	166,659	1,092,490	218,819

Total average common shares outstanding	367,058,214	295,772,102	339,185,906	295,432,936

Diluted earnings per share ($/share)	0.12	0.11	0.28	0.23

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of units	2009	2008	2009	2008
Share options	1,729,656	6,045,382	3,785,372	6,039,609
Warrants	160,000	8,396,220	160,000	8,396,220

	1,889,656	14,441,602	3,945,372	14,435,829

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cumulative translation adjustment	Unrealized gain (loss) on marketable securities	Income tax impact	Accumulated other comprehensive loss
	$	$	$	$
Balance as at December 31, 2008	(55,559)	(6,658)	989	(61,228)
Change in the first quarter of 2009	(17,568)	773	(265)	(17,060)

Balance as at March 31, 2009	(73,127)	(5,885)	724	(78,288)
Change in the second quarter of 2009	44,171	5,838	(875)	49,134

Balance as at June 30, 2009	(28,956)	(47)	(151)	(29,154)

10.	IMPAIRMENT CHARGE

In consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef Joint Venture Agreements. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef project did not meet the Company’s valuation criteria and the Company has decided to relinquish the associated properties. Closure of IAMGOLD’s Tanzanian exploration offices is expected to be completed in the fourth quarter of 2009. This decision resulted in a second quarter of 2009 impairment charge of $9,255,000 related to the Buckreef acquisition costs of exploration properties in Tanzania.

11.	DERIVATIVE LOSS (GAIN)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Unrealized change in fair value of derivative foreign exchange instruments	(2,587)	—	(770)	—
Change in fair value of derivative heating oil instruments	(293)	—	565	—
Change in fair value of derivative gold forward sales	149	—	628	—
Change in fair value of embedded derivative in gold receivable	—	404	—	(1,275)
Other (marketable securities and embedded derivatives)	(3,232)	99	(3,211)	294

Unrealized derivative loss (gain)	(5,963)	503	(2,788)	(981)
Realized change in fair value of derivative foreign exchange instruments	(2,070)	—	(2,070)	—

Derivative loss (gain)	(8,033)	503	(4,858)	(981)

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

12.	CAPITAL DISCLOSURES

In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, repay existing debt, or sell gold bullion.

The Company has complied with its credit facility covenants.

During the first half of 2009, the Company repaid a net $10,000,000 on its revolving credit facility. In addition, during the first quarter of 2009, the Company repaid in full the assumed outstanding bridge financing of $40,000,000 following the acquisition of Orezone. At June 30, 2009, under the credit facility there were $40,000,000 utilized, and a letter of credit of $15,701,000 issued to guarantee certain asset retirement obligations.

The Company’s capital structure was modified during the first half of 2009:

•

A total of 28,817,244 shares valued at $220,735,000 were issued for the acquisition of Orezone on February 25, 2009. The Company also converted the debenture held by Orezone, as to 50% of the payable amount in cash and, as to the remaining 50%, for 555,425 common shares of IAMGOLD.

•

On March 26, 2009, the Company also issued 39,445,000 common shares, to raise gross proceeds of $281,474,000 (C$345,144,000). The offering net proceeds of $273,376,000 were initially invested in short-term deposits and interest bearing securities as allowed by the investment policy of the Company. The proceeds are being used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

•	During the second quarter of 2009, the Company issued 1,379,310 flow-through shares for the Westwood project totaling $17,456,000 (C$20,000,000) which must be spent in 2009.

During the first quarter of 2009, the Company sold gold bullion as mentioned in note 5, Gold bullion.

On July 30, 2009, the Company has obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 13, 2009. The base shelf prospectus had been filed with the securities regulators in each province and territory of Canada except for Quebec and a corresponding registration statement with the SEC in the U.S. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700,000,000 during the next 25 months. This base shelf prospectus adds more financial flexibility to the Company’s liquidity and capital resources. Any debt issuance is subject to the availability of the credit markets.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

13.	Derivative Instruments

(a)	Gold sales commitments

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Normal sales contracts	(940)	(2,200)	(10,472)	(20,777)
Derivatives - Forward sales contracts	(4,068)	(4,068)	(7,057)	(7,057)

	(5,008)	(6,268)	(17,529)	(27,834)

The Mupane forward sales contracts acquired as part of the acquisition of Gallery Gold Limited are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. During the second quarter of 2009, 19,979 ounces of gold were delivered under the forward sales contracts (19,444 ounces in the second quarter of 2008). As of June 30, 2009, there were 4,465 ounces of gold remaining at an average forward price of $442 per ounce which were delivered in August 2009, the liability as per balance sheet was $940,000 and the fair value was $2,200,000.

Additional gold forward sales agreements were also assumed following the acquisition of Euro Ressources in late 2008. During the first quarter of 2009, the Company paid the settlement obligation of $3,617,000 outstanding for ounces bought back in December 2008. There were no deliveries during the first half of 2009. As of June 30, 2009, there were 8,550 ounces of gold remaining at an average forward price of $459 per ounce and expiring in 2009 and 2010. The decrease in fair value during the second quarter of 2009, totaling $149,000 ($628,000 during the first half of 2009), was accounted for under derivative loss, since these contracts did not qualify for hedge accounting.

(b)	Heating oil options contracts

On an annualized basis, the Company hedges up to 50% of its exposure to fuel consumption. At June 30, 2009, hedge contracts represented approximately 78% of the Company’s planned diesel consumption for the remainder of 2009 at the Rosebel, Mupane, Sadiola and Yatela operations. The percentage is higher than the 50% previously disclosed as a majority of the 2009 hedges will expire in the second half of 2009. The fair value is included in receivables and other in the consolidated balance sheet. At June 30, 2009, fair values of remaining contracts were as follows:

	Number of gallons	June 30, 2009	December 31, 2008
		$	$
Expiring in 2009 (1)	5,880,000	892	1,457

(1)     Acquired during 2008 at a premium average price of $0.30 per gallon, for a total price of $2,260,000. Resulted in a derivative gain of $294,000 during the second quarter of 2009 (derivative loss of $564,000 during the first half of 2009).

(c)	Foreign exchange contracts

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. These contracts do not qualify for hedge accounting and at June 30, 2009, the positive fair value was included in receivables and other (negative value at December 31, 2008, in current portion of long-term liabilities) on the consolidated balance sheet.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

Following the Canadian dollar equity financing in March 2009, the Company reduced its hedging position from 50% of the annual exposure to Canadian dollars to 13% of the remainder of the 2009 requirements. This resulted in a net realized gain of $2,070,000. At June 30, 2009, the Company had total gross commitments to buy Canadian dollars for $98,000,000. The total net commitments to buy Canadian dollars were $20,000,000. These contracts had a total positive fair value of $197,000 resulting in a derivative gain of $2,587,000 during the second quarter of 2009 ($770,000 during the first half of 2009). All outstanding contracts expire in 2009. The Company plans to hedge its exposure to both the €uro and South African Rand resulting from the construction at the Essakane project. The Company will continue to monitor its currency hedging requirements and exposure.

14.	COMMITMENT AND CONTINGENCIES

(a)	Claims

The Company is subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition. No amounts have been accrued in the financial statements.

(b)	Camp Caiman Project

Camp Caiman is a development project located southeast of Cayenne, the capital city of French Guiana. In January 2008, the formal application to begin construction of the Camp Caiman project was denied by the French Government. The carrying value of the Camp Caiman project included in exploration and development capitalized assets and goodwill is $99,161,000.

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document has been published on the French Government website in June 2009, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of formal consultation during which time the Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the Camp Caiman deposit using an alternative approach designated as Project Harmonie, subject to appropriate restrictions and regulations. Following the period of consultation, the government is expected to prepare the final mining framework, which is not expected to be completed before the end of the first quarter of 2010.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company’s shareholders for damages incurred to date, appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

(c)	Operating leases

Payment obligations related to operating lease agreements increased from $4,187,000 at the end of December 2008 to $27,620,000 at the end of June 2009. The increase is mainly due to the acquisition of Orezone during the first quarter of 2009.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

(d)	La Arena Project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) relating to the sale of the La Arena project in Peru. The Company received 8,024,511 common shares and 1,500,000 warrants for a total value of $1,418,000. After this transaction, Rio Alto was acquired by Mexican Silver Mines Ltd. (“MSM”) on a one-to-one share basis. In July, MSM then changed its name to Rio Alto Mining Limited. The term of the option and earn-in agreement is two years and may be extended up to another 18 months for additional consideration.

Rio Alto has the option to purchase all of the shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47,550,000. During the option term, Rio Alto can also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30,000,000 in expenditures on the La Arena project. Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A.

Shares received represent approximately 10.6% of the issued and outstanding common shares of MSM, and were classified as available-for-sale marketable securities (included in other long-term assets). The proceeds have been accounted for as an offset to the carrying value of the Exploration and development assets.

15.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

Suriname:	Rosebel mine
Canada:	Doyon division, Sleeping Giant mine, and Westwood project
Botswana:	Mupane mine
Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)

The Sleeping Giant mine was disposed of in October 2008. The Company’s segments also include non-gold activities (Niobec mine located in Canada), Exploration and development, and Corporate which also includes royalty interests located in Canada.

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

Second quarter ended June 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	95,076	24,021	12,919	57,201	—	189,217
Depreciation, depletion and amortization	12,787	6,341	3,314	7,405	—	29,847
Earnings from working interests	—	—	—	—	8,924	8,924
Exploration expense	201	859	23	1,103	—	2,186
Impairment charge	—	—	—	—	—	—
Other expense (income)	(147)	—	—	—	—	(147)
Income and mining taxes (recovery)	14,454	2,990	—	9,653	—	27,097
Net earnings (loss)	26,135	50	(3,254)	14,326	8,924	46,181
Expenditure for mining assets and capitalized exploration and development	25,738	19,966	450	638	—	46,792
Increase (decrease) to goodwill	—	6,737	—	—	—	6,737

Second quarter ended June 30, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	189,217	34,983	—	1,043	225,243
Depreciation, depletion and amortization	29,847	5,697	82	3,371	38,997
Earnings from working interests	8,924	—	—	—	8,924
Exploration expenses	2,186	—	8,479	—	10,665
Impairment charge	—	—	9,255	—	9,255
Interest expense	—	12	—	389	401
Other expense (income)	(147)	—	465	(417)	(99)
Income and mining taxes (recovery)	27,097	(2,537)	(561)	10,048	34,047
Net earnings (loss)	46,181	15,001	(6,501)	(10,558)	44,123
Expenditure for mining assets and capitalized exploration and development	46,792	5,726	91,612	—	144,130
Increase (decrease) to goodwill	6,737	—	—	(803)	5,934

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

Second quarter ended June 30, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	69,680	46,264	14,958	53,925	—	184,827
Depreciation, depletion and amortization	9,927	17,293	4,438	6,439	—	38,097
Earnings from working interests	—	—	—	—	9,188	9,188
Exploration expense	1,383	1,592	8	496	—	3,479
Other expense (income)	(4,420)	(50)	—	—	—	(4,470)
Income and mining taxes (recovery)	9,641	(457)	—	7,297	—	16,481
Net earnings (loss)	13,365	2,527	2,658	11,689	9,188	39,427
Expenditure for mining assets and capitalized exploration and development	19,253	4,173	1,202	1,912	—	26,540

Second quarter ended June 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	184,827	38,389	—	1,882	225,098
Depreciation, depletion and amortization	38,097	7,387	387	1,336	47,207
Earnings from working interests	9,188	—	—	—	9,188
Exploration expenses	3,479	—	4,450	62	7,991
Interest expense	—	—	6	42	48
Other expense (income)	(4,470)	—	(40)	(3,907)	(8,417)
Income and mining taxes (recovery)	16,481	2,162	(225)	2,707	21,125
Net earnings (loss)	39,427	8,888	(6,596)	(8,448)	33,271
Expenditure for mining assets and capitalized exploration and development	26,540	5,001	2,402	—	33,943

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

Six months ended June 30, 2009

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	162,557	57,049	25,414	99,675	—	344,695
Depreciation, depletion and amortization	22,488	12,132	6,622	12,108	—	53,350
Earnings from working interests	—	—	—	—	15,356	15,356
Exploration expense	302	2,116	23	1,149	—	3,590
Other expense (income)	—	—	—	—	—	—
Income and mining taxes (recovery)	24,320	3,756	—	14,840	—	42,916
Net earnings (loss)	44,174	7,179	(4,004)	26,926	15,356	89,631
Expenditure for mining assets and capitalized exploration and development	40,520	33,863	743	931	—	76,057
Increase (decrease) to goodwill	—	3,904	—	—	—	3,904

At June 30, 2009:

Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	427,079	208,570	31,960	35,144	152,108	854,861
Total assets	639,911	329,486	58,362	163,718	211,267	1,402,744

Six months ended June 30, 2009

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	344,695	66,819	—	2,345	413,859
Depreciation, depletion and amortization	53,350	10,600	166	6,938	71,054
Earnings from working interests	15,356	—	(491)	—	14,865
Exploration expenses	3,590	—	13,662	—	17,252
Impairment charge	—	—	9,255	—	9,255
Interest expense	—	35	—	842	877
Other expense (income)	—	—	2,727	(783)	1,944
Income and mining taxes (recovery)	42,916	(1,934)	(1,353)	18,754	58,383
Net earnings (loss)	89,631	28,848	(13,293)	(8,560)	96,626
Expenditure for mining assets and capitalized exploration and development	76,057	10,010	117,788	—	203,855
Increase (decrease) to goodwill	3,904	—	—	(656)	3,248

At June 30, 2009:

Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	854,861	305,613	569,166	110,202	1,839,842
Total assets	1,402,744	340,984	861,868	220,922	2,826,518

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009

Six months ended June 30, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Revenues	134,706	92,177	27,163	103,679	—	357,725
Depreciation, depletion and amortization	19,407	31,146	7,895	12,024	—	70,472
Earnings from working interests	—	—	—	—	20,081	20,081
Exploration expense	2,248	3,119	13	1,139	—	6,519
Other expense (income)	(4,420)	(50)	—	—	—	(4,470)
Income and mining taxes (recovery)	17,380	(979)	—	15,393	—	31,794
Net earnings (loss)	24,976	5,455	3,348	25,692	20,081	79,552
Expenditure for mining assets and capitalized exploration and development	37,397	7,263	1,305	5,356	—	51,321

Six months ended June 30, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Revenues	357,725	71,096	—	4,229	433,050
Depreciation, depletion and amortization	70,472	14,199	450	2,771	87,892
Earnings from working interests	20,081	—	—	—	20,081
Exploration expenses	6,519	—	8,710	731	15,960
Interest expense	—	—	6	141	147
Other expense (income)	(4,470)	—	1,096	(4,970)	(8,344)
Income and mining taxes (recovery)	31,794	2,134	(805)	7,405	40,528
Net earnings (loss)	79,552	18,905	(10,848)	(19,965)	67,644
Expenditure for mining assets and capitalized exploration and development	51,321	8,320	5,339	—	64,980

At December 31, 2008

	Gold Mines
	Suriname	Canada	Botswana	Mali	Ghana	Total
	$	$	$	$	$	$
Working interest, royalty interest, mining assets, exploration and development, and other intangible assets	409,465	177,775	37,528	51,049	136,751	812,568
Total assets	605,996	290,719	70,102	178,872	195,911	1,341,600

At December 31, 2008

	Total Gold Mines	Niobium	Exploration and Development	Corporate	Total
	$	$	$	$	$
Working interests, royalty interest, mining assets, exploration and development, and other intangible assets	812,568	292,321	138,109	116,263	1,359,261
Total assets	1,341,600	322,719	160,052	327,315	2,151,686

IAMGOLD CORPORATION

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – JUNE 30, 2009